Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

We are pleased to announce that upon close of the proposed merger with Gentiva, David Causby will become the President of our Kindred at Home business.

David currently serves as Gentiva’s President and Chief Operating Officer with more than 16 years of home health and hospice experience. After we successfully combine Kindred and Gentiva, he will oversee all of Kindred at Home.

Combining with Gentiva will significantly increase our home health operations and make Kindred at Home the largest and most geographically diversified home health and hospice organization in the United States. We are fortunate that we have the opportunity to add someone with David’s experience to our management team.

We look forward to David joining us and leading our Kindred at Home team. He will be responsible for leveraging our best in class home health, hospice, palliative, and community care offerings in order to support care models that meet consumer preference, support integrated care delivery, and advance our Continue the Care strategy. He will play a vital role in helping to pursue our strategy and help ensure that we are able to deliver on our Mission and grow the care capabilities that are essential to prevent costly hospitalizations and enable patients to remain in the comfort of their own homes.

Throughout the integration and beyond, David will partner with Jon Rousseau, President of the Care Management Division, to effectively and efficiently complete the transition. Prior to close, both will serve on the joint Integration Management Office (IMO), which features six cross-functional integration work-streams, to ensure Day 1 readiness. Jon is the lead advisor to ensure operational alignment for the combined company. As an ongoing member of Kindred’s Executive Committee, Jon will continue to lead the Company’s Care Management strategy, including growing Kindred’s home-based primary care program, advancing integrated partnerships, and testing new payment and delivery models.

We appreciate David’s ongoing dedication to the entire Gentiva team and we are confident in his abilities to lead and inspire the combined Kindred at Home business after the close. His extensive first-hand experience and depth of knowledge will aid in the professional growth and development of our entire team.

David has been the President of Gentiva since May 2014, and he has also been the COO and Executive Vice President since 2013. Previously, he was President of the Home Health Division and since joining Gentiva in 2003 served in various roles including Senior Vice President of Operations for the Home Health Division. Prior to joining Gentiva, David was COO of Millennium Health Care Resources. He received a nursing degree from Presbyterian College in Charlotte, NC, and a bachelor’s degree in Health Care Administration from the University of Phoenix.

David will serve on the Executive Committee and will report to me.

We look forward to welcoming David to Kindred after we complete the merger with Gentiva, which we expect will occur during the first quarter of 2015.

Best Regards,

Ben

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.

Participants in Solicitation

Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.